The Beachbody Company, Inc.

400 Continental Blvd., Suite 400

El Segundo, California 90245

October 5, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rucha Pandit

Re:	The Beachbody Company, Inc.

Registration Statement on Form S-3 (the “Registration Statement”)

Filed October 2, 2023

File No. 333-274828

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The Beachbody Company, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:05 p.m. ET on Monday, October 9, 2023, or as soon as practicable thereafter.

Very truly yours,

/s/ Carl Daikeler
Carl Daikeler
Chief Executive Officer